September 18, 2020

To Whom it May Concern:

As a result of disagreements regarding the strategic direction of Stratus Properties Inc. (the "Company") and its Board of Directors, the undersigned hereby resigns, effective immediately, (i) as a director of the Company and (ii) as a member of any committee of the Company's Board of Directors on which I serve.

Very truly yours,

Ella Benson